SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                              ______________

                              AMENDED SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.)1

                         Kinark Corporation
                         (Name of Issuer)

                         Common Stock, $.10 value
                         (Title of class of securities)

                         494474-10-9
                         (CUSIP number)

                         Michael T. Crimmins
          15 Doremus Drive, Towaco, N.J. 07082; (201) 334-5910
               (Name, address and telephone number of person authorized to receive notices and communications)

                         May 5, 1995
          (Date of event  which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this schedule because of Rule 13d-1(b)(3) or (4), check the follow box   "[]".

     Check the following box if a fee is being paid with the statement   "[X]".
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                              (Continued on following pages)
                                   (Page 1 of 4 Pages)

- ----------------
     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
3058                                                             SCHEDULE 13D



CUSIP NO.                             13D                     PAGE 2 OF 4 PAGES



1    NAME OF REPORT PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Michael T. Crimmins

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  "[]"
                                                                      (b)  "[]"

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                "[]"

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF           7    SOLE VOTING POWER
SHARES                   363,300
BENEFICIALLY
OWNED BY            8    SHARED VOTING POWER
EACH                     0
REPORTING
PERSON WITH         9    SOLE DISPOSITIVE POWER
                         363,300

                    10   SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
     363,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         "[]"
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1)
     9.7

14   TYPE OF REPORTING PERSON*
     IN
                                                            Page 3 of 4 Pages
                              KINARK CORPORATION       Schedule 13D
                              (CUSIP NO. 494474-10-9)       Michael T. Crimmins


ITEM 1.   SECURITY AND ISSUER

     This statement relates to the common shares, par value $.10 per share (the "Common Stock"), of Kinark Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7060 South Yale Avenue, Tulsa, Oklahoma 74101-1499.

ITEM 2.   IDENTITY AND BACKGROUND

     This statement is filed with respect to Michael T. Crimmins, whose address is 15 Doremus Drive, Towaco, N.J. 07082. Mr. Crimmins is an individual investor in the Common Stock of the Issuer.

     Mr. Crimmins has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Mr. Crimmins has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws. Mr. Crimmins is a United States Citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Crimmins paid cash for the shares acquired at a price approximating the then current trading price of the Common Stock on the American Stock Exchange.

ITEM 4.   PURPOSE OF TRANSACTION

     Mr. Crimmins acquired the shares of Common Stock for personal investment purposes. Mr. Crimmins may purchase additional securities of the Issuer in the future.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Prior to the purchase reflected in this filing, Mr. Crimmins owned directly 18,000 shares of the Issuer's Common Stock. Mr. Crimmins currently owns 363,300 shares of Kinark Common Stock for which he has sole voting power, representing 9.7 percent of the currently outstanding shares.

     The transaction was effected pursuant to a contract in which a change of control of the seller, Northbridge Holdings, Inc., occurred. In that transaction, the transfer of 345,300 shares from Northbridge Holdings, Inc. to Mr. Crimmins occurred on May 5, 1995, at a price approximating the then current trading price of the Issuer's Common Stock on the American Stock Exchange

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     None.
                                                            Page 4 of 4 Pages
                                                            Schedule 13D
                                                            Michael T. Crimmins

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   June 7, 1995
                                   (Date)


                                   /s/ Michael T. Crimmins
                                   (Signature)


                                   Michael T. Crimmins
                                   (Name)
                                                            Page __ of __ Pages
                                                            Amendment No. 1
                                                            Schedule 13D
                                                            Michael T. Crimmins

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   (Date)



                                   (Signature)



                                   Michael T. Crimmins
                                   (Name)